EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated June 29, 2010 relating to the consolidated financial statements and financial statement schedule of Mitel Networks Corporation (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the change in method for certain fair value measurements and disclosures as of May 1, 2008 and the change in method of accounting for uncertainty in income taxes as of May 1, 2007) appearing in the Annual Report on Form 10-K of Mitel Networks Corporation for the year ended April 30, 2010, and to the reference to us under the heading “Interests of Named Experts and Counsel” in the Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Independent Registered Chartered Accountants

Licensed Public Accountants

Ottawa, Canada

April 20, 2011